U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number: 0-25596

                           NOTIFICATION OF LATE FILING

(Check One):  [_] Form 10-K  [_] Form 11-K  [_] Form 20-F  [X] Form 10-Q
              [_] Form N-SAR

     For Period Ended:  March 31, 2003

     [_] Transition Report on Form 10-K

     [_] Transition Report on Form 20-F

     [_] Transition Report on Form 11-K

     [_] Transition Report on Form 10-Q

     [_] Transition Report on Form N-SAR

          For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

                         Summit America Television, Inc.
                      ------------------------------------
                            Full Name of Registrant

                               Shop At Home, Inc.
                           -------------------------
                           Former Name if Applicable


                        400 Fifth Avenue South, Suite 203
         ---------------------------------------------------------
         Address of Principal Executive Office (Street and Number)

                           Naples, Florida 34102
                           -------------------------
                           City, State and Zip Code


                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     | (a) The reasons described in reasonable detail in Part III of [X] | this form could not be eliminated without unreasonable effort
     |    or expense;
     |
     | (b) The subject annual report, semi-annual report, transition | report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or
[X] | portion thereof will be filed on or before the 15th | calendar day following the prescribed due date; or the subject | quarterly report or transition report on Form 10-Q, or portion | thereof will be filed on or before the fifth calendar day | following the prescribed due date; and | |
     (c) The accountant's statement or other exhibit required by [ ] | Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                   NARRATIVE

     The Registrant has not been able to complete all of the financial information necessary to complete its financial statements in order to file the Form 10-Q on or prior to the due date. The Company has experienced changes in its corporate, financial and personnel structure due to the sale of a 70% interest in the Shop At Home Network during the final quarter of calendar 2003, which have contributed to its inability to file.


                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       George R. Ditomassi                  (786)        206-0047
----------------------------------------------------------------------------
            (Name)                       (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Because the Registrant sold a 70% interest in its home shopping network on October 31, 2003, but retained ownership of its five television stations, its operations were fundamentally different during the quarter ended March 31, 2002, compared to the same quarter in 2002. These differences resulted from the change in operation of the Registrant from a retail seller of merchandise to a television station operator which receives substantially all its revenues from the sale of programming time on those stations. As a result, both the Registrant's net revenues and expenses both decreased for the quarter ended March 31, 2003 compared to the same quarter in 2002. The Registrant's net revenues were approximately $1.7 million, a decrease of 96.6% from $49.7 million in the prior year and operating expenses were approximately $1.6 million (before interest, loss on unconsolidated subsidiary and taxes)compared to $56.4 million in the prior year.



                         Summit America Television, Inc.
----------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May 15, 2003                /s/ George R. Ditomassi
                                  -----------------------------
                                   By:  George R. Ditomassi
                                   Chief Executive Officer

          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).